Exhibit 16.1

April 17, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen,

We have read Item 4.01 of Form 8-K dated April 14, 2014, of Health Insurance Innovations, Inc. and are in agreement with the statements contained in the second, third, and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 2 therein, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2012 and 2013 financial statements.

/s/ Ernst & Young LLP